UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE (the “Company”) previously disclosed that it was in discussions with the University of Pennsylvania (“Penn”) concerning royalties and other amounts allegedly owed on sales of the Company’s COVID-19 vaccine since commercialization.
On August 5, 2024, Penn filed a lawsuit against the Company and its former subsidiary, BioNTech RNA Pharmaceuticals GmbH, in the U.S. District Court for the Eastern District of Pennsylvania (Civil Action No. 2:24-cv-3801 The Trustees of the University of Pennsylvania v. BioNTech SE and BioNTech RNA Pharmaceuticals GmbH) in connection with this dispute. The Company intends to vigorously defend against all allegations in the complaint.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: August 6, 2024